UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 4, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

DEALING IN SECURITIES BY EXECUTIVE DIRECTORS AND PRESCRIBED OFFICERS: DEFERRED SHARE AWARDS

Johannesburg, 4 November 2021. In line with the provisions of the 2018 Harmony Deferred Share Plan, executive directors and prescribed officers of Harmony were awarded deferred shares on 20 September 2021 based on the 5-day volume weighted average price of R 46.79 per ordinary share and accepted these awards on 3 November 2021.

The following transaction are disclosed in relation to the deferred share awards:

1.	Name of director:	PW Steenkamp (Chief Executive Officer)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period.

	Class of securities:	Deferred ordinary shares
	Number of deferred shares awarded:	222 281
	Total value of shares awarded:	R10 400 527.99
	Nature and extent of director’s interest:	Direct beneficial

2.	Name of director:	B Lekubo (Financial Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period.

	Class of securities:	Deferred ordinary shares
	Number of deferred shares awarded:	132 550
	Total value of shares awarded:	R6 202 014.50
	Nature and extent of director’s interest:	Direct beneficial

3.	Name of director:	HE Mashego (Executive Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period.

	Class of securities:	Deferred ordinary shares

Number of deferred shares awarded:	105 739
Total value of shares awarded:	R4 947 527.81
Nature and extent of director’s interest:	Direct beneficial

4.	Name of prescribed officer:	BB Nel
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period.

	Class of securities:	Deferred ordinary shares
	Number of deferred shares awarded:	108 738
	Total value of shares awarded:	R5 087 851.02
	Nature and extent of Prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	VP Tobias
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period.

	Class of securities:	Deferred ordinary shares
	Number of deferred shares awarded:	115 031
	Total value of shares awarded:	R5 382 300.49
	Nature and extent of Prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	JJ van Heerden
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period.

	Class of securities:	Deferred ordinary shares
	Number of deferred shares awarded:	123 771
	Total value of shares awarded:	R5 791 245.09
	Nature and extent of Prescribed officer’s interest:	Direct beneficial

7.	Name of prescribed officer:	MP van der Walt
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a five year period.

	Class of securities:	Deferred ordinary shares

Number of deferred shares awarded:	98 701
Total value of shares awarded:	R4 618 219.79
Nature and extent of Prescribed officer’s interest:	Direct beneficial

8.	Name of company secretary:	SS Mohatla
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in equal tranches over a three year period.

	Class of securities:	Deferred ordinary shares
	Number of deferred shares awarded:	22 384
	Total value of shares awarded:	R1 047 347.36
	Nature and extent of company secretary’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

Ends.
For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
4 November 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 4, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director